 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10 GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 Alabaster Corp. (Exact name of registrant as specified in its charter) Delaware 76-625779 (State or other jurisdiction of (I.R.S. Employer Identi- incorporation or organization) fication No.) 1415 Louisiana, Suite 3100, Houston, Texas 77002. (Address of principal executive offices) (Zip Code) 713-658-1142 Registrant's telephone number, including area code Securities to be registered pursuant to Section 12(b) of the Act: Title of each class Name of each exchange on which to be so registered each class is to be registered None Securities to be registered pursuant to Section 12(g) of the Act: common stock (Title of class) preferred stock (Title of class) INFORMATION REQUIRED IN REGISTRATION STATEMENT Item 1. Business. History and Organization We were organized under the laws of the State of Delaware in November, 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board. This type of acquisition is sometimes referred to as a reverse merger. Companies such as ours are called blank check companies, meaning a company that:

        o Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person

o Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 We have elected to file this Form 10 on a voluntary basis because we believe that a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board will be more receptive to an acquisition by an SEC reporting company. We will voluntarily file periodic reports in the event our obligation to file such reports is suspended under the Exchange Act. Operations We were organized for the purposes of creating a corporate vehicle to seek, investigate and, if such investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become an SEC reporting company. We will not restrict our search to any specific business or industry, but will limit ourselves to acquisitions located by our president. We do not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with funds contributed as a capital contribution by our president. Management has placed no cap on the amount of funds they will lend. This is based on an agreement between our president and us. This capital contribution will not be returned either by us or by the company we acquire either before or after the merger. In addition, we have no preliminary agreements or understandings with any other person or entity concerning loans or capital contributions. We may seek a business combination in the form of businesses which: o Have recently commenced operations o Are developing companies o Are seeking to develop a new product or service o Are established businesses A business combination will most likely involve the acquisition of, or merger with, one of these kind of companies which does not need substantial additional capital but which desires to establish a public trading market for our shares, while avoiding what they may deem to be adverse consequences of undertaking a public offering itself, such as: o Time delays o Significant expense o Loss of voting control o Compliance with various federal and state securities laws Based upon the probable desire on the part of the owners of acquisition candidates to assume voting control over us in order to avoid tax consequences or to have complete authority to manage the business, we will combine with just one acquisition candidate. Upon closing of a business combination, there will be a change in control which will result in the resignation of our present officer and director. There are no financial requirements for an acquisition candidate, except to have qualified audited financial statements and the funds to make payments to us required in an acquisition agreement. Accordingly, any acquisition candidate that is selected may be a financially unstable company or an entity in an early stage of development or growth, including entities without established records of sales or earnings. Accordingly, we may become subjected to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk. We anticipate that the selection of a business combination will be complex and extremely risky. Management believes that there are numerous firms seeking the benefit of a publicly traded corporation because of: o General economic conditions o Rapid technological advances being made in some industries o Shortages of available capital Such perceived benefit of a publicly traded corporation may include: o Facilitating or improving the terms on which additional equity financing may be sought o Providing liquidity for the principals of a business o Creating a means for providing incentive stock options or similar benefit to key employees o Providing liquidity, subject to restrictions of applicable statutes, for all shareholders Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Evaluation of Business Combinations The analysis of business combinations will be undertaken by or under the supervision of our officer and director who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business combinations which may be brought to our attention through present associations. There are only two characteristics necessary for a prospective business combination: o Have qualified audited financial statements o Have the funds to make payments to us required in an acquisition agreement, if mutually agreed by us and the acquisition candidate Because we will be subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, we will be required to furnish certain information about significant acquisitions, including audited financial statements for the business acquired, covering one, two or three years depending upon the relative size of the acquisition. Consequently, acquisition prospects that do not have or are unable to obtain the required audited statements will not be appropriate for acquisition. Any business combination will present certain risks. Many of these risks cannot be adequately identified prior to selection. In the case of some of the potential combinations available to us, it is possible that the promoters of an acquisition candidate have been unable to develop a going concern or that such business is in the development stage in that it has not generated significant revenues from its principal business activity prior to our merger or acquisition. There is a risk, even after the closing of a business combination and the related expenditure of our funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. The combination may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by us and, therefore, our shareholders. Business Combination In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. The manner of the business combination will depend on: o The nature of the acquisition candidate o The respective needs and desires of us and other parties o The management of the acquisition candidate opportunity o The relative negotiating strength of us and such other management On the closing of a business combination, the acquisition candidate will have significantly more assets than us; therefore, management plans to offer a controlling interest in us to the acquisition candidate. Although the actual terms of a transaction to which we may be a party cannot be predicted, we expect that the parties to the business transaction will find us desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called tax-free reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1954. In order to obtain tax-free treatment under the code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our shareholders would retain less than 20% of the issued and outstanding shares of the surviving entity, which would be likely to result in significant dilution in the equity of such shareholders. In addition, our director and officer will, as part of the terms of the acquisition transaction, resign as director and officer. Prior to any business combination, we will effect a reverse split of our stock such that management and our non-management principal shareholder retain the number of shares as provided in the merger agreement upon the closing of the merger. We will not, however, sell or issue any additional shares prior to the location of an acquisition candidate. All necessary funding will be provided as a non-refundable capital contribution by management. Consistent with the position of the SEC staff in a recent letter to the NASD concerning blank check companies, all securities issued in the acquisition transaction will be registered at the time the transaction is closed. We may also agree to register additional securities for resale thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common stock may have a depressive effect on such market. If at any time we enter negotiations with a possible merger candidate and such a transaction becomes probable, then we will file all required information on Form 8-K. As of the date of this filing, no potential acquisition candidate has entered into any oral or written agreement to be acquired by us. Although we have held preliminary discussions with a number of possible candidates, none was willing to enter into substantive acquisition discussions pending SEC review of this filing. When such review is concluded, we hope to move quickly to enter into an acquisition agreement with one of these or another company. We have adopted certain acquisition policies, as follows. Management is unaware of any circumstances under which such policy through their own initiative may be changed. The following policies are based on a written agreement with management, and we are aware of no circumstances under which these policies may be changed. o We may not borrow funds and use the proceeds therefrom to make payments to any officer, director, promoter or affiliate or associate of us.

o We will not enter into a business combination with any company which is in any way wholly or partially beneficially owned by any officer, director, promoter or affiliate or associate of us.

o We have adopted a policy that we will not pay a finder’s fee to any member of management for locating a merger or acquisition candidate. No member of management intends to or may seek and negotiate for the payment of finder’s fees.

o We will not sell any securities prior to the location of an acquisition or merger candidate.

o Other fees may be paid to our management if and only if it is agreed by the acquisition candidate in the merger agreement. Any such fee will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fee that can be paid. The amount will be determined in arms’-length negotiations in the merger agreement.

o The only other pecuniary benefit to be received by management is the retention of a to-be-agreed percent of stock after the acquisition closes. There is no minimum or maximum amount of stock which can be retained. The amount will be determined by arms’-length negotiations with the acquisition candidate and reflected in the merger agreement.

Although we believe these procedures eliminate the potential for a claim that management has breached or compromised its fiduciary duties, there is always a potential that such claim could be made. If made, any remedy available under state corporate law will most likely be prohibitively expensive and time consuming.

We will remain an insignificant player among the firms that engage in business combinations. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than us. In view of our combined limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors. Also, we will be competing with a large number of other similar small public companies located throughout the United States, including those organized and to be organized by our non-management principal shareholder for himself and others. We believe our most significant competition comes from persons or entities who sell "listed, trading public shells." Our transactions differ from the typical public shell/reverse merger transactions in that our transaction is structured to fully comply with the registration provisions of federal securities laws. In our transaction, our shares are transferred to shareholders of the private company from our treasury stock under an SEC registration statement. Many typical public shell transaction do not utilize authorized but unissued stock but instead involve the transfer of issued and outstanding shares from existing insider and non-insider shareholders, allegedly in compliance with Rule 144(k) but actually in violation of the registration provisions of the 1933 Act. We continue to advise potential clients that there is no way to "instantly go public." Registration is a must. There are no other options. Although our process may take a little longer to accomplish, it is accomplished without violating federal securities laws. We also believe that in the near future the SEC will formally advise our competitors that alleged Rule 144(k) reverse mergers violate the federal securities laws in the same way as they similarly advised our competitors who previously tried to create trading public shell corporations without registering their shares. We do not intend to advertise or promote ourselves. Instead, our management will actively search for potential acquisition candidates with prior business or professional associates. Employees

We presently have no employees. Our officer and director is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will be limited, usually involving one hour or less per week aggregate until an acquisition candidate has agreed to be acquired.

Item 2. Financial Information. The following information concerning our financial position and operations is as of and for the period ended December 31, 1999.
Total assets                                    $  220
Total liabilities                                    0
Equity                                             220
Sales                                                0
Net loss                                             0
Net loss per share                                   0.00
MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses will be funded by proceeds of initial sales of securities and a non-refundable capital contribution from management. Substantially all of our expenses that must be funded by management will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management has agreed in writing to fund our cash requirements not obtained from the merger fee paid to us by the acquisition candidate until an acquisition is closed. So long as management does so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees. We do not intend to seek additional financing. At this time we believe that the funds to be provided by management will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business combination. Item 3. Properties. We are presently using the office of Mr. Dugan at no cost, as our office. Such arrangement is expected to continue only until a business combination is closed, although there is currently no such agreement between us and Mr. Dugan, our president. We at present own no equipment, and do not intend to own any. Item 4. Security Ownership of Certain Beneficial Owners and Management.

        The following table sets forth information about our current shareholder. The person named below has sole voting and investment power with respect to the shares. The numbers in the table reflect shares of common stock held as of the date of this Form 10:

                          Shares Owned                         Percentage

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 Michael T.            1,000,000                              44%
 Williams(1)
2503 W. Gardner
 Ct.
 Tampa FL 33611
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 Mr. A.W. Dugan         1,000,000                             44%
1415 Louisiana, Suite 3100
Houston, Texas 77002
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All directors and      1,000,000                             44%
officers as a
group -
1 persons
- --------------------------------------------------------------------------------
1. To be owned in a blind trust with the beneficiaries of Michael T. Williams and his wife, Donna J. Williams, Tenants by the Entireties. Mr. Williams may be deemed our founder, as that term is defined under the Securities Act of 1933. Mr. Dugan may be deemed our founder or promoter, as those terms are defined under the Securities Act of 1933

Mr. Williams’ trust will retain 1% of the issued and outstanding shares after closing of the acquisition. Bridgeport will retain 100,000 of the issued and outstanding shares after closing of the acquisition. Mr. Dugan will retain an amount of our issued and outstanding stock after issuance of all shares in the merger and closing of the merger transaction as is agreed in arms’-length negotiations with the acquisition candidate. Prior to closing the merger, we will effect a reverse stock split so that share ownership complies with the terms of the acquisition agreement.

Item 5. Directors and Executive Officers. The following table and subsequent discussion sets forth information about our director and executive officer, who will resign upon the closing of the acquisition transaction. Our director and executive officer was elected to his position in November, 1999.
 Name                            Age                                     Title

 A. W. Dugan             71           President, Treasurer, Director and Shareholder
Mr. Dugan's responsibilities will include management of our operations as well as our administrative and financial activities. He has run his family oil business for the past 25 years. He has been president and director of Planet Resources, Inc., an officer and director of Houston Resources Corp and an officer and director of Anglo Exploration Corporation, all companies involved in the oil and gas or mineral business for in excess of the past 5 years. Item 6. Executive Compensation. The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended December 31, 1999, by our president; however, as we have no our other executive officers whose salary and bonus for the period ended December 31, 1999 exceeded $100,000, information is only furnished for Mr. Dugan.
                           Summary Compensation Table
                          Long-Term Compensation Awards

Name and Principal               Annual Compensation -
Position                                  1999
                             Salary ($)      Bonus ($)       Number of Shares
                             ----------      ---------           Underlying
                                                                 Options (#)
A. W. Dugan,            None           None                  None
President
Fees may be paid to our management if and only if it is agreed by the acquisition candidate in the merger agreement. Any such fee will be funded by a fee the acquisition candidate agrees to pay as part of the merger agreement. There is no minimum or maximum amount of fee that can be paid. The amount will be determined in arms’-length negotiations in the merger agreement. These fees would be for services including, but are not limited to, the following:

o Formation of our company o Preparation and filing of Form 10 o Securing an accounting firm and audited financial statements o Locating potential acquisition candidates o Qualifying the actual acquisition candidate o Negotiating all aspects of the acquisition o Preparation and filing of a Form 8-K o Closing the merger transaction Except as described above and any stock retained by management as mutually agreed in the acquisition agreement, we will not pay any of the following types of compensation or other financial benefit to our management: o Consulting Fees o Finders' Fees o Any other methods of payments by which management or current shareholders receive funds, stock, other assets or anything of value whether tangible or intangible

These provisions are the subject of a written agreement between management and us. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed.

Stock Option Plan We have adopted a stock option plan. The plan is administered by our board of directors or a committee of the board of directors. Type of Awards. Awards under the Plan may be of three types: o Non-qualified stock options or incentive stock options o Stock appreciation rights attached to stock options o Restricted stock Stock options are rights to purchase shares of common stock having a par value of $.001 per share. Stock appreciation rights are rights to receive, without payment, cash and/or shares of common stock in place of the purchase of shares of common stock under the related stock option. Restricted stock is a share of common stock which is subject to the repurchase option and the other terms, conditions and restrictions. Maximum Number of Shares That May Be Issued. We can only issue 10,000,000 shares of common stock under the plan. The option price shall be determined by the board at the time the option. The board will determine the number of shares of common stock to be subject to each option. The number of shares of common stock subject to an outstanding option will be reduced on a share for share basis to the extent that shares of common stock under such option are used to calculate the cash and/or shares of common stock received pursuant to exercise of a stock appreciation right attached to such option. No option is exercisable:

        o After the expiration of ten years from the date it is granted and may be exercised during the period prior to its expiration only at such time or times as the board may establish;

        o Unless payment in United States dollars by cash or check is made for the shares being acquired thereby in full at the time of exercise, or at the option of the holder of such option, in common stock theretofore owned by such holder or any combination of cash and common stock.

A stock appreciation right may be exercised only to the extent that the option to which it is attached is at the time exercisable. Item 7. Certain Relationships and Related Transactions. None of the related party transactions described below were the result of arm's length negotiations. Accordingly, there is a potential that management's fiduciary duties may be compromised as a result of any of these transactions. Any remedy available under state corporate law, if management's fiduciary duties are compromised, will most likely be prohibitively expensive and time consuming. We have established the a policy that prohibits transactions with or payment of anything of value to any present officers, director, promoter or affiliate or associate or any company that is in any way or in any amount beneficially owned by any of our officers, director, promoter or affiliate or associate, except as follows:

        o Williams Law Group, P.A. will provide legal services. It will be paid the following amounts in addition the stock retained by Mr. Williams after the closing of the acquisition transaction: $60,000 plus an additional fee equal to 50% of any amounts paid to us or our affiliates by the private company, controlling persons of the private company or anyone else in connection with the acquisition transaction in excess of $15,000 above the $60,000 amount, up to a maximum additional fee of $25,000.

o All compensation payable according to a written agreement between management and us as described in Item 6. Management above.

Our director and officer is or may become, in his individual capacity, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. A. W. Dugan is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will be limited, usually involving one hour or less per week aggregate until an acquisition candidate has agreed to be acquired.

There exists potential conflicts of interest including allocation of time between us and such other business entities.

Conflicts with other blank check companies with which members of management are currently and may become affiliated in the future will arise in the pursuit of business combinations. These conflicts will involve only A. W. Dugan. Mr. Dugan has in the past formed other what would be deemed blank check entities for himself. He intends to continue to do so in the future. None of these entities has or will engage in any public offering of its securities prior to entering into a business combination agreement. None of such entities has entered into an agreement to acquire any business or has acquired any business. To aid the resolution of these conflicts, he and we have agreed to the following procedure:

        o None of the existing blank check entities will file registration statements under the Securities Act to sell their securities prior to entering into a business combination agreement.

        o It is anticipated that all acquisition candidates will sign a merger agreement with a reporting blank check company, which will file a registration statement on the appropriate 1933 Act form prior to closing an acquisition. Acquisition candidates will be presented to these companies in the alphabetical order of the companies names. If a potential acquisition candidate has been presented to us and we have not entered into a definitive acquisition agreement but are still considering pursuing the transaction, other potential acquisition candidates will be presented to the next company in alphabetical order until we decide to pursue or abandon the possible acquisition. Thus, we and the other affiliated companies listed below as well as similar companies formed in the future may be simultaneously pursuing separate acquisition candidates. Currently, there are 4 other companies in addition to us, as follows:

         -------------------------------------------------------- ---------------------------------------------------
         Name                                                     Date of Formation
         ----                                                     -----------------
         -------------------------------------------------------- ---------------------------------------------------
         -------------------------------------------------------- ---------------------------------------------------
         Barkston Corp.                                           November 1, 1999
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         Cartwright Corp.                                         November 1, 1999
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         -------------------------------------------------------- ---------------------------------------------------
         Dunwick Corp.                                            November 1, 1999
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         -------------------------------------------------------- ---------------------------------------------------
         Elmtex Corp.                                             November 1, 1999
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Item 8. Legal Proceedings. We not a party to or aware of any pending or threatened lawsuits or other legal actions. Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters. Prior to the date hereof, there has been no trading market for our common stock. The outstanding common stock was issued at par value upon formation of us in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act. Management and our two other shareholders own 100% of our stock. As a result, there is no likelihood of an active public trading market, as that term is commonly understood, developing for the shares. There can be no assurance that a trading market will develop upon the closing of a business combination. To date, neither we nor anyone acting on our behalf has taken any affirmative steps to retain or encourage any broker dealer to act as a market maker for our common stock. Further, there have been no discussions or understandings, preliminary or otherwise, between us or anyone acting on our behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for our common stock. Present management does not anticipate that any such negotiations, discussions or understandings shall take place prior to the execution of an acquisition agreement. Management expects that discussions in this area will ultimately be initiated by us. There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. The 2,200,000 shares of our common stock currently outstanding are restricted securities as that term is defined in the Securities Act. Any shares retained by Mr. Dugan, Mr. Williams' trust and Bridgeport Management must either be registered for sale or may only be sold subject to Rule 144. Item 10. Recent Sales of Unregistered Securities. A.W. Dugan was issued 1,000,000 shares at $.0001 per share, Michael T. Williams was issued 1,000,000 shares at $.0001 per share, and Bridgeport Management Group, Inc. was issued 100,000 shares at $.0001 per share upon formation of our business. Item 11. Description of Registrant's Securities to be Registered.
                          DESCRIPTION OF CAPITAL STOCK

      --------------------------------------------------------------------------
        Authorized Capital Stock Under Our   Shares Of Capital Stock Outstanding
            Certificate of Incorporation
      --------------------------------------------------------------------------
        25,000,000 shares of common stock         2,200,000 shares of common
      --------------------------------------------------------------------------
1,000,000 shares of preferred stock         No shares of preferred stock
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All significant provisions of our capital stock are summarized in this Form 10. However, the following description isn't complete and is governed by applicable Delaware law and our certificate of incorporation and bylaws. We have filed copies of these documents as exhibits to this Form 10. Common Stock

You have voting rights for your shares. You and all other common stockholders may cast one vote for each share held of record on all matters submitted to a vote. You have cumulative voting rights in the election of directors. The effect of cumulative voting is described below.

You have dividend rights for your shares. You and all other common stockholders are entitled to receive dividends and other distributions when declared by our board of directors out of the assets and funds available, based upon your percentage ownership of us. Delaware law prohibits the payment of any dividends where, after payment of the dividend, we would be unable to pay our debts as they come due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts the law requires to be set aside. We will not pay dividends. You should not expect to receive any dividends on shares in the near future, even after a merger. You have rights if we go out of business forever. If we go out of business forever, you and all other common stockholders will be entitled to share in the distribution of assets remaining after payment of all money we owe to others and any priority payment required to be made to our preferred stockholders. Our directors, at their discretion, may borrow funds without your prior approval, which potentially further reduces the amount you would receive if we go out of business forever. You have no right to acquire shares of stock based upon your percentage ownership of our shares when we sell more shares of our stock to other people. We do not provide our stockholders with preemptive rights to subscribe for or to purchase any additional shares offered by us in the future. The absence of these rights could, upon our sale of additional shares of common or preferred stock, result in a decrease in the percentage ownership that you hold or percentage of total votes you may cast. Preferred Stock Our board of directors can issue preferred stock at any time with any legally-permitted rights and preferences without your approval. Our board of directors, without your approval, is authorized to issue preferred stock. They can issue different classes of preferred stock, with some or all of the following rights or any other rights they think are appropriate and that are legal: o Voting o Dividend o Required or optional repurchase by us o Conversion into common stock, with or without additional payment o Payments preferred stockholders will receive before common stockholders if we go out of business forever The issuance of preferred stock could provide us with flexibility for possible acquisitions and other corporate purposes. But it also could render meaningless your right to vote your stock on a matter that you are entitled to vote on because preferred stockholders could own shares with a majority of the votes required on any issue. Someone interested in buying our company may not follow through with their plans because they could find it more difficult to acquire, or be discouraged from acquiring, a majority of our outstanding stock because we issue preferred stock. Dissenters' Rights The following summary of dissenters' rights under Delaware law is qualified in its entirety by reference to section 262, Delaware General Corporation Law . Pursuant to Section 262 of the Delaware General Corporation Law , the holder of record of any shares of the acquisition candidate common stock who does not vote such holder's shares in favor of adoption and approval of the merger may assert appraisal rights and elect to have the "fair value" of such holder's shares of the acquisition candidate common stock determined and paid to such holder, provided that such holder complies with the requirements of section 262, summarized below. All references to and summaries of the rights of the dissenting shareholders are qualified in their entirety by reference to the text of section 262 of the DGLC which is attached to this Proxy Statement as Exhibit C. Any shareholder entitled to vote on the merger who desires that the acquisition candidate purchase shares of the acquisition candidate's common stock held by such shareholder, must not vote in favor of adoption and approval of the merger. Shares of the acquisition candidate common stock voted in favor of adoption and approval of the merger will be disqualified as dissenting shares. Shareholders whose shares are not voted in favor of adoption and approval of the merger and who, in all other respects, follow the procedures specified in section 262 will be entitled to have their the acquisition candidate common stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court. The procedures set forth in section 262 must be strictly complied with. Failure to follow any such procedures will result in a termination or waiver of appraisal rights under section 262. Under section 262, a holder of the acquisition candidate common stock may exercise appraisal rights as follows:

o Either before the effective date of the merger or consolidation or within ten days thereafter, the acquisition candidate shall notify each of the holders of any of its class or series of stock who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock , and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

o Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

o For purposes of determining the stockholders entitled to receive either notice, each corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

o The written demand for appraisal must be made by or for the holder of record of shares of the acquisition candidate common stock. Accordingly, such demand must be executed by or for such shareholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates representing the shares. If the applicable shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity, and if the applicable shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a shareholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

o A record owner, such as a broker, who holds shares as nominee for other persons may exercise appraisal rights with respect to the shares held for all or less than all of such other persons. In such case, the written demand should set forth the number of shares covered by it. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares standing in the name of such record owner.

o Within 10 days after the closing of the merger, the acquisition candidate is required to, and will, notify each shareholder who has satisfied the foregoing conditions of the date on which the closing of the merger occurred and that appraisal rights are available with respect to shares for which a demand has been submitted. Within 120 days after the closing of the merger, the acquisition candidate, or any such shareholder who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under section 262, may file a petition in the court demanding a determination of the value of the shares held by all shareholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all shareholders who had previously demanded appraisal of their shares. Shareholders of the acquisition candidate seeking to exercise appraisal rights should not assume that the acquisition candidate will file a petition with respect to the appraisal of the value of their shares or that the acquisition candidate will initiate any negotiations with respect to the “fair value” of such shares. Accordingly, such shareholders should regard it as their obligation to take all steps necessary to perfect their appraisal rights in the manner prescribed in section 262.

o Within 120 days after the date of the closing of the merger, any shareholder who has therefore complied with the applicable provisions of section 262 will be entitled, upon written request, to receive from the acquisition candidate a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal were received by the acquisition candidate, and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefore has been received by the acquisition candidate or within 10 days after expiration of the period for delivery of demands for appraisal, which ever is later.

o If a petition for an appraisal is timely filed, at the hearing on such petition the court will determine the shareholders of the acquisition candidate entitled to appraisal rights. After determining the shareholders entitled to an appraisal, the court will appraise the value of the shares of the acquisition candidate common stock owned by such shareholders, determining the “fair value” thereof exclusive of any element of value arising from the accomplishment or expectation of the merger. The court will direct payment by the acquisition candidate of the fair value of such shares together with a fair rate of interest, if any, on such fair value to shareholders entitled thereto upon surrender to the acquisition candidate of stock certificates. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may, in its discretion, order that all or a portion of the expenses incurred by any shareholder in connection with an appraisal proceeding, including without limitation, reasonable attorneys’ fees and fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.

o Although the acquisition candidate believes that the merger is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court and shareholders should recognize that such appraisal could result in a determination of a value higher or lower than, or the same as, the Conversion Value. Moreover, the acquisition candidate does not presently anticipate offering more than the Conversion Value to any shareholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of section 262, the “fair value” of a share of the acquisition candidate common stock is less than the Conversion Value. In determining the “fair value” of shares of the acquisition candidate common stock, the court is required to take into account all relevant factors. Therefore, such determination could be based upon considerations other than, or in addition to, the price paid for shares of the acquisition candidate common stock, including, without limitation, the market value of shares and the asset values and earning capacity of the acquisition candidate. In WEINBERGER V. UOP, INC. ET AL., 457 A.2d 701,713 (Del. 1983), the Delaware Supreme court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community of the acquisition candidate and otherwise admissible in court” should be considered in an appraisal proceeding. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In WEINBERGER, the Delaware Supreme court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

o Any holder of shares of the acquisition candidate common stock who has demanded an appraisal in compliance with section 262 will not, after the closing of the merger, be entitled to vote such holder’s shares for any purpose nor be entitled to the payment of dividends or other distributions on such shares (other than those payable to shareholders of record as of a date prior to the closing of the merger).

o If (i) no petition for an appraisal is filed within 120 days after the date of the closing of the merger or (ii) a holder of shares delivers to the acquisition candidate a written withdrawal of such holder’s demand for an appraisal and an acceptance of the merger, either within 60 days after the closing of the merger or with the written approval of the acquisition candidate thereafter (which the acquisition candidate reserves the right to give or withhold, in its sole discretion), then the right of such shareholder to an appraisal will cease and such shareholder will remain a shareholder of the acquisition candidate. No appraisal proceeding in the court will be dismissed as to any shareholder without the approval of the court, which approval may be conditioned on such terms as the court deems just.

We will provide all shareholders with complete disclosure documentation, including audited financial statements, concerning a target company and its business prior to closing any merger or acquisition.

Certain Anti-Takeover Matters -----------------------------

Introduction. Although the following discussion summarizes the reasons for, and the operation and effects of, certain provisions of our certificate of incorporation which management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified in its entirety by reference to our certificate of incorporation and bylaws.

In general, the anti-takeover provisions in Delaware law and our certificate of incorporation are designed to minimize our susceptibility to sudden acquisitions of control which have not been negotiated with and approved by our board of directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the board of directors. The provisions would not prohibit an acquisition of control of us or a tender offer for all of our capital stock. The provisions are designed to discourage any tender offer or other attempt to gain control of us in a transaction that is not approved by the board of directors, by making it more difficult for a person or group to obtain control of us in a short time and then impose its will on the remaining stockholders. However, to the extent these provisions successfully discourage the acquisition of control of us or tender offers for all or part of our capital stock without approval of the board of directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests. Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels which are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of our stock, and may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but any attempts to acquire control which are not approved by the board of directors, whether or not stockholders deem such transactions to be in their best interests. Authorized Shares of Capital Stock. Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of serial preferred stock. Shares of our serial preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of common stock (the certificate of incorporation authorizes the issuance of up to 25,000,000 shares), could represent additional capital stock required to be purchased by an acquirer. Issuance of such additional shares may dilute the voting interest of our stockholders. If our board of directors elects to issue an additional class of voting preferred stock to a person opposed to a proposed acquisition, such person might be able to prevent the acquisition single-handedly. Stockholder Meetings. Delaware law provides that the annual stockholder meeting may be called by a corporation's board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or bylaws. Our certificate of incorporation provides that annual stockholder meetings may be called only by our board of directors or a duly designated committee of the Board. Although we believe that this provision will discourage stockholder attempts to disrupt the business of us between annual meetings, its effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of us between one annual meeting as a forum to address certain other matters and discourage takeovers which are desired by the stockholders. Our certificate of incorporation also provides that stockholder action may be taken only at a special or annual stockholder meeting and not by written consent. Classified board of directors and Removal of Directors. Our certificate of incorporation provides that our board of directors is to be divided into three classes which shall be as nearly equal in number as possible. The directors in each class serve for terms of three years, with the terms of one class expiring each year. Each class currently consists of approximately one-third of the number of directors. Each director will serve until his successor is elected and qualified. A classified board of directors could make it more difficult for stockholders, including those holding a majority of our outstanding stock, to force an immediate change in the composition of a majority of the board of directors. Since the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the stockholders to change a majority, whereas a majority of a non-classified Board may be changed in one year. In the absence of the provisions of our certificate of incorporation classifying the Board, all of the directors would be elected each year. The provision for a staggered board of directors affects every election of directors and is not triggered by the occurrence of a particular event such as a hostile takeover. Thus a staggered board of directors makes it more difficult for stockholders to change the majority of directors even when the reason for the change would be unrelated to a takeover. Our certificate of incorporation provides that a director may not be removed except for cause by the affirmative vote of the holders of 75% of the outstanding shares of capital stock entitled to vote at an election of directors. This provision may, under certain circumstances, impede the removal of a director and thus preclude the acquisition of control of us through the removal of existing directors and the election of nominees to fill in the newly created vacancies. The supermajority vote requirement would make it difficult for our stockholders to remove directors, even if the stockholders believe such removal would be beneficial. Restriction of Maximum Number of Directors and Filling Vacancies on the board of directors. Delaware law requires that the board of directors of a corporation consist of one or more members and that the number of directors shall be set by the corporation's bylaws, unless it is set by the corporation's certificate of incorporation. Our certificate of incorporation provides that the number of directors (exclusive of directors, if any, to be elected by the holders of preferred stock shall not be less than five or more than 15, as shall be provided from time to time in accordance with the Company Bylaws. The power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in our board of directors. The overall effect of such provisions may be to prevent a person or entity from quickly acquiring control of us through an increase in the number of our directors and election of nominees to fill the newly created vacancies and thus allow existing management to continue in office. Stockholder Vote Required to Approve Business Combinations with Related Persons. Our certificate of incorporation generally requires the approval of the holders of 75% of our outstanding voting stock and any class or series entitled to vote separately, and a majority of the outstanding stock not beneficially owned by a related person up to a maximum requirement of 85% of the outstanding voting stock, to approve business combinations involving the related person, except in cases where the business combination has been approved in advance by two-thirds of those members of our board of directors who were directors prior to the time when the related person became a related person. Under Delaware law, absent these provisions, business combinations generally, including mergers, consolidations and sales of substantially all of the assets of us must, subject to certain exceptions, be approved by the vote of the holders of a majority of our outstanding voting stock. One exception under Delaware law to the majority approval requirement applies to business combinations involving stockholders owning 15% of the outstanding voting stock of a corporation for less than three years. In order to obtain stockholder approval of a business combination with such a related person, the holders of two-thirds of the outstanding voting stock, excluding the stock owned by the 15% stockholder, must approve the transaction. Alternatively, the 15% stockholder must satisfy other requirements under Delaware law relating to o the percentage of stock acquired by such person in the transaction which resulted in such person's ownership becoming subject to the law, or o approval of the board of directors of such person's acquisition of the stock of the Delaware corporation. Delaware law does not contain price criteria.

The supermajority stockholder voting requirements under the certificate of incorporation and Delaware law may have the effect of foreclosing mergers and other business combinations which the holders of a majority of our stock deem desirable and place the power to prevent such a transaction in the hands of a minority of our stockholders

Under Delaware law, there is no cumulative voting by stockholders for the election of our directors. The absence of cumulative voting rights effectively means that the holders of a majority of the stock voted at a stockholder meeting may, if they so choose, elect all our directors, thus precluding a small group of stockholders from controlling the election of one or more representatives to our board of directors. Advance Notice Requirements for Nomination of Directors and Proposal of New Business at Annual Stockholder Meetings. Our certificate of incorporation generally provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a stockholder meeting must submit written notice not less than 30 or more than 60 days in advance of the meeting. This advance notice requirement may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's nominees or proposals, even if the stockholders believe such nominees or proposals are in their interests. Making the period for nomination of directors and introducing new business a period not less than 10 days prior to notice of a stockholder meeting may tend to discourage persons from bringing up matters disclosed in the proxy materials furnished by the Company and could inhibit the ability of stockholders to bring up new business in response to recent developments. Limitations on Acquisitions of Capital Stock. Our certificate of incorporation generally provides that if any person were to acquire beneficial ownership of more than 20% of any class of our outstanding common stock, each vote in excess of 20% would be reduced to one-hundredth of a vote, with the reduction allocated proportionately among the record holders of the stock beneficially owned by the acquiring person. The limitation on voting rights of shares beneficially owned in excess of 20% of our outstanding common stock, would discourage stockholders from acquiring a substantial percentage of our stock in the open market, without disclosing their intentions, prior to approaching management to negotiate an acquisition of our remaining stock. The effect of these provisions is to require amendment of the certificate of incorporation, which requires Board approval, before a stockholder can acquire a large block of our common stock. As a result, these provisions may deter takeovers by potential acquirers who would have acquired a large holding before making an offer for the remaining stock, even though the eventual takeover offer might have been on terms favorable to the remaining stockholders. Supermajority Voting Requirement for Amendment of Certain Provisions of the certificate of incorporation. Our certificate of incorporation provides that specified provisions contained in the certificate of incorporation may not be repealed or amended except upon the affirmative vote of the holders of not less than seventy-five percent of the outstanding stock entitled to vote. This requirement exceeds the majority vote that would otherwise be required by Delaware law for the repeal or amendment of the certificate of incorporation. Specific provisions subject to the supermajority vote requirement are

        o Article VIII, governing the calling of stockholder meetings and the requirement that stockholder action be taken only at annual or special meetings,

o Article IX, requiring written notice of nominations for the election of directors and new business proposals, o Article X, governing the number and terms of our directors, o Article XI, governing the removal of directors, (v) Article XII, limiting acquisitions of 20% or more of our stock, o Article XIII, governing approval of business combinations involving related persons, o Article XIV, relating to the consideration of various factors in the evaluation of business combinations, o Article XV, providing for indemnification of directors, officers, employees and agents, o Article XVI, limiting directors’ liability, and o Articles XVII and XVIII, governing the required stockholder vote for amending the Bylaws and certificate of incorporation, respectively.

Article XVIII is intended to prevent the holders of less than 75% of our outstanding voting stock from circumventing any of the foregoing provisions by amending the certificate of incorporation to delete or modify one of such provisions. This provision would enable the holders of more than 25% of our voting stock to prevent amendments to the certificate of incorporation or Bylaws even if they were favored by the holders of a majority of the voting stock.

Item 12. Indemnification of Directors and Officers. Our director is bound by the general standards for directors provisions in Delaware law.

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

Under Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability (i) for breach of the Directors' duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. The provisions also does not affect a Directors' responsibilities under any other law, such as the federal securities law or state or federal environmental laws. We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. The SEC believes that this indemnification may not be given for violations of the Securities Act of 1933 that governs the distribution of our securities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the securities Act and is therefore, unenforceable. Investment Company Act

Although we will be subject to regulation under the Securities Act and the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940. The regulatory scope of the Investment Company Act of 1940 was enacted principally for the purpose of regulatory vehicles for pooled investments in securities, extends generally to companies primarily in the business of investing, reinvesting, owning, holding or trading securities. The Investment Company Act may, however, also be deemed to be applicable to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the definition of the scope of certain provisions of the Investment Company Act. We believe that our principal activities will not subject we to regulation under the Investment Company Act. Nevertheless, we will might be deemed to be an investment company. In the event we are deemed to be an investment company, we may be subject to certain restrictions relating to our activities, including restrictions on the nature of our investments and the issuance of securities. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940.

Penny Stock Rules After the closing of an acquisition, our stock may be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our shares immediately following the closing of the merger and listing of our stock are subject to subject to such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities. Item 13. Financial Statements and Supplementary Data. The following information concerning our financial position and operations is as of and for the period ended June 30, 2000.
Total assets                                    $  220
Total liabilities                                  504
Equity                                             220
Sales                                                0
Net loss                                          $504
Net loss per share                                   0.00
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None Item 15. Financial Statements and Exhibits. ALABASTER CORP.

(A Development Stage Company)

FINANCIAL STATEMENTS JUNE 30, 2000 C 0 N T E N T S Page ----

Notes to Financial Statements....................................................................................6-9
2 INDEPENDENT AUDITOR'S REPORT To the Board of Directors Alabaster Corp. Houston, TX

We have audited the accompanying balance sheet of Alabaster Corp. (A Development Stage Company) as of June 30, 2000 and the related statements of operations and changes in cash flows for the period ended June 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Alabaster Corp. as of June 30, 2000, and the results of its operations and its cash flows for the period ended June 30, 2000 in conformity with generally accepted accounting principles.

As more fully discussed in Note A to the financial statements, Alabaster Corp. is a development state enterprise and therefore has no current operations. Consequently, the Company must merge with an operating entity, or raise substantial financing or equity capital in order to put its business plan into operation. If the Company is unable to locate an acceptable merger candidate, raise adequate amounts of financing or equity capital, then its ability to put its business plan into operation and emerge as a going concern may not occur.

Houston, Texas August 11, 2000 See accompanying notes. 4 ALABASTER CORP.

(A Developmental Stage Company

BALANCE SHEET JUNE 30, 2000 -------------
                          ASSETS

CURRENT ASSETS
    Cash                                                                                          $            220
                                                                                                 =================

      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable to shareholder                                                               $            504
                                                                                                 -----------------

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred Stock, par value, $.001 per share
      1,000,000 shares authorized, no shares issued and
      outstanding                                                                                -
    Common Stock, par value, $.001 per share
      25,000,000 shares authorized, 2,200,000 shares issued
      and outstanding at $.0001 per share                                                                      220
    Retained earnings (deficit)                                                                               (504)
                                                                                                 ------------------
(284) ------------------ $ 220 ================= ALABASTER CORP.

(A Developmental Stage Company

STATEMENT OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2000 ----------------------------------
                                                                                                    $
REVENUES                                                                                            -

EXPENSES
    Organizational costs                                                                                          504
                                                                                                    -----------------

NET LOSS                                                                                             $          (504)
                                                                                                    =================

NET LOSS PER SHARES OUTSTANDING                                                                      $
                                                                                                    ==
                                                                                                    NIL   -
                                                                                                    =======

WEIGHTED AVERAGE SHARES OUTSTANDING                                                                      2,200,000
                                                                                                    ==============
See accompanying notes. 5 ALABASTER CORP.

(A Developmental Stage Company

STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED JUNE 30, 2000 ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                                            $
                                                                                                    --
                                                                                                    (504)
                                                                                                    -----
 Adjustments to reconcile net loss to net
 cash provided by operating activities:
 Change in operating assets and liabilities:
   Accounts payable to shareholder
                                                                                                    504
                                                                                                    ---

 Total adjustments
                                                                                                    504
                                                                                                    ---

 Net cash provided by operating activities
                                                                                                    -

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of stock
                                                                                                    220
                                                                                                    ---

 Net cash provided by financing activities
                                                                                                    220
                                                                                                    ---

NET INCREASE IN CASH
                                                                                                    220

CASH AT BEGINNING OF PERIOD
                                                                                                    -

                                                                                                     $
CASH AT END OF PERIOD                                                                               220
                                                                                                    ===
8 ALABASTER CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2000 ------------- NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Alabaster Corp. (A Development Stage Company) (the Company or Alabaster Corp.) was incorporated on November 1, 1999 under the general corporation laws of the State of Delaware with the intent to file a Form 10 registration statement and merge with an operating entity at a future date. Accordingly, the Company has no current business operations and has no intention of engaging in active business prior to its anticipated Form 10 registration and merger.

Nature of Operations – The Company is a development stage enterprise and has devoted substantially all of its efforts to financial planning, raising capital and identifying business opportunities. The Company is subject to the risks associated with development stage companies. Substantial financing or capital investment will be required to continue to fund the Company’s activities until a merger candidate can be identified and a merger with an operating entity completed. Because the Company has not yet put its business plan into operation, there is no assurance that such financing or additional capital investment will be available when needed, or that the Company’s business plan will be commercially successful when implemented in the future. If the Company is unable to complete a merger with a financially viable operating entity, raise adequate amounts of financing or capital, its operations and continuation as a going concern may be in doubt.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE B REGISTRATION OF SHARES
Alabaster Corp. intends to become a public company upon the effectiveness of a registration statement on Form 10 (the “Registration Statement”). It is expected that the registration statement on Form 10 will cover the 2,200,000 outstanding shares of Common Stock. As of August 11, 2000, the date of this financial statement, the Form 10 Registration Statement had been filed with the U. S. Securities and Exchange Commission but is currently being amended.

ALABASTER CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2000 ------------- NOTE C CAPITAL STOCK
The aggregate number of $.001 par value shares of all classes of capital stock, which the Company has authority to issue, is 26,000,000 of which 25,000,000 are to be shares of common stock, and of which 1,000,000 are to be shares of serial preferred stock. The shares may be issued by the Company from time to time as approved by the board of directors of the Company without the approval of the stockholders except as otherwise provided or the rules of national exchange if applicable. The consideration for the issuance of the shares shall be paid to or received by the Company in full before their issuance. The Company sold 2,200,000 of its unregistered common shares with a par value of $.001 at $.0001 per share to the Company’s founders subject to an Investment Agreement reflecting certain terms and conditions of the offering and sale of the shares of stock. No shares of the Company’s serial preferred shares have been sold.

NOTE D COMMON STOCK The holders of Common Stock shall have the respective rights and preferences set forth below.
Rights and Privileges - Except as provided in the Certificate of Incorporation, the holders of the common stock shall exclusively posses all voting power.

Voting Rights - Subject to the provisions of the Certificate of Incorporation, each holder of shares of common stock shall be entitled to one vote for each share held by such holders.

Payment of Dividends - Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Company.

Distributions in Liquidation - In the event of any liquidation, dissolution or winding up of the Company, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the Common Stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the Common Stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Company, to receive the remaining assets of the Company available for distribution, in cash or in kind.

Each share of common stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of common stock of the Company.

ALABASTER CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2000 ------------- NOTE E PREFERRED STOCK
Serial Preferred Stock - Except as provided in the Certificate of Incorporation, the board of directors of the Company is authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of serial preferred stock in series and to fix and state the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitation or restrictions thereof, including, but not limited to determination of any of the following:

1) the distinctive serial designation and the number of shares constituting such series;

        2) the rights in respect of dividends, if any, to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date or dates, the payment or date or dates for dividends, and the participating or other special rights, if any, with respect to dividends;

3) the voting powers, full or limited, if any, of the shares of such series;

        4) whether the shares of such series shall be redeemable and, if so, the price or prices at which, and the terms and conditions upon which such shares may be redeemed;

5) the amount or amounts payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

        6) whether the shares of such series shall be entitled to the benefits of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and, if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such funds;

        7) whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company and, if so convertible or exchangeable, the conversion price or prices, or the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

8) the subscription or purchase price and form of consideration for which the shares of such series shall be issued; and

        9) whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of serial preferred stock and whether such shares may be reissued as shares of the same or any other series of serial preferred stock.

Each share of each series of serial preferred stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of the Corporation of the same series, except the times from which dividends on shares which may be issued from time to time of any such series may begin to accrue.

11 ALABASTER CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2000 ------------- NOTE F STOCK INCENTIVE PLAN
The Stock Incentive Plan (“the Plan”) was adopted on November 16, 1999. The purpose of the Plan is to advance the interests of the Company and its stockholders by providing deferred stock incentives in addition to current compensation to certain key executives and certain directors of the Company who contribute significantly to the long-term performance and growth of the Company. Terms and number of options will be determined by the Board of Directors and may consist of non-qualified stock options, stock appreciation rights attached to stock options or restricted stock. The number of shares issued under the Plan may not exceed 10,000,000 less shares issued and outstanding at the time the options or stock appreciation rights are granted subject to certain conditions as reflected in the Plan.

NOTE G TRANSACTIONS WITH RELATED PARTIES
In November 1999, the Company and Williams Law Group, P.A. and Williams Financial Consulting Group, Inc. (collectively, the “Firms”) entered into an agreement whereby the Firms represent the Company as special counsel and financial consultant, respectively, in corporate and securities regulation matters as may be required in connection with the registration of all outstanding securities of the Company with the U.S. Securities and Exchange Commission. (“SEC”). These Firms are related to the Company through common ownership. Among other compensation provisions of the agreement, the Firms have the opportunity to acquire 1,000,000 of founder’s shares of the Company’s stock at a purchase price of $.0001, and are paid a minimum fee of $60,000 plus an additional fee equal to 50% of any amounts paid to the Company’s shareholders or affiliates as a result of a merger with a private company to a maximum additional fee of $25,000 plus out of pocket expenses incurred on behalf of the Company.

The Company receives free rent, accounting and management services from a shareholder. In February 2000, this shareholder paid certain costs associated with the organization of the Company in the amount of $504. There are no agreements in place at this time that require the shareholder to continue to provide free rent, services or funding to the Company.

SIGNATURES Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized. Alabaster, Inc. Date: September 1, 2000 By /s/ A.W. Dugan A.W. Dugan, President EXHIBITS TO REGISTRATION STATEMENT ON FORM 10 UNDER THE SECURITIES ACT OF 1934 Alabaster Corp. (Consecutively numbered pages ******** of this Registration Statement) ---- --- 27
                                  INDEX TO EXHIBITS

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  EXHIBIT NO.       SEC REFERENCE    TITLE OF DOCUMENT              LOCATION
                        NUMBER
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       1                  3          Certificate of Incorporation
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       2                  3          Bylaws

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3             10.1Agreement with Management

4             10.2Stock Option Plan

       5              23          Consent of Accountants
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EXHIBIT 23 CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT We hereby consent to the use in this Registration Statement on Form 10 of our report dated August 11, 2000, relating to the financial statements of Alabaster Corp. at June 30, 2000. /s/Harper and Pearson Company Houston, Texas October 5, 2000